June 27, 2005

VIA FACSIMILE (202) 772-9204 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW.
Washington, D.C. 20549
Mail Stop 0308
Attn: Mr. John Fieldsend

650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: (714) 540-1235 Fax: (714) 755-8290
www.lw.com

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File No. 030160-0022

Re:	Volcom, Inc.
Registration Statement on Form S-1 (Reg. No. 333-124498)

Dear Mr. Fieldsend:

     On behalf of Volcom, Inc., pursuant to Rule 461 under the Securities Act of 1933, as amended, Volcom, Inc. respectfully confirms its oral request for acceleration of its Registration Statement on Form S-1 (Registration No. 333-124498), so that such registration statement will be declared effective at 4:00 p.m. (Eastern Time), June 29, 2005, or as soon as practicable thereafter.

     The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Very truly yours,

/s/ S. Hoby Darling

S. Hoby Darling
of LATHAM & WATKINS LLP

cc:	Douglas P. Collier, Volcom, Inc. Cary K. Hyden, Latham & Watkins LLP